Exhibit 99.5

PROTECTIVE LIFE INSURANCE COMPANY               [ P. O. BOX 1928           BIRMINGHAM, ALABAMA 35282-8238 ]

RIDER SCHEDULE

Contract #	[ VA00000001 ]

Owner 1 Name:	[ John Doe ]

Rider Effective Date	[ The Contract’s Issue Date. ]

Rider Purchase Age Limits on the Rider Effective Date:	We will not issue a SecurePaySM FX rider if any Owner or Annuitant is younger than Age [ 60 ] or older than Age [ 75 ].

Annual Benefit Cost on the Rider Effective Date:

[1.30%] (Guaranteed for the first fee calculation date after the Rider Effective Date. It may be changed as described in the Rider’s ‘Benefit Cost’ provision, subject to the Maximum Annual Benefit Cost shown below.)

Maximum Annual Benefit Cost:	2.20%

Initial Benefit Base on the Rider Effective Date:	[ $100,000.00 ]

Maximum Benefit Base:	$5,000,000.00 (5 million dollars)

Limitations on Additional Purchase Payments:	In addition to the specific Purchase Payment limitations shown on the Contract’s Schedule, Purchase Payments are not permitted on or after the Benefit Election Date.

Allocation by Investment Category (AIC) Limitations on the Rider Effective Date:

Contract Value allocation must meet the following AIC guidelines:

• At least [ 35% ] must be allocated to Category 1 (Conservative);

• Not more than [ 65% ] may be allocated to Category 2 (Moderate);

• Not more than [30%] may be allocated to Category 3 (Aggressive); and

• No Contract Value may be allocated to Category 4 (Not Permitted).

Investment Options available in each category as of the Rider Effective Date are shown in the Investment Options Category Table at the end of this rider.

Allocation Adjustment Preservation (AAP) Sub-Account on the Rider Effective Date:	The [ fund name ] Sub-Account

Roll-Up Percentage:	[ 5.00% ] (FOR CALCULATION OF ROLL-UP VALUES DURING ROLL-UP PERIODS PRIOR TO THE BENEFIT ELECTION DATE)

Withdrawal Percentages

(FOR CALCULATION OF ANNUAL WITHDRAWAL AMOUNTS ON AND AFTER THE BENEFIT ELECTION DATE)

Age of (Younger)	Withdrawal Percentage	Withdrawal Percentage
Covered Person on the Benefit Election Date	(One Covered Person)	(Two Covered Persons)
at least 59½ but less than [ 65 ] years old	[ 4.00% ]	[ 3.50% ]
[ 65 ] years old or more	[ 5.00% ]	[ 4.50% ]

SecurePaySM FX

PROTECTED LIFETIME INCOME BENEFIT RIDER

We are amending the Contract to which this rider is attached to add a Protected Lifetime Income Benefit (the “Benefit”).  The terms and conditions in this rider supersede any conflicting provision in the Contract beginning on the Rider Effective Date and continuing until the rider is terminated.  Contract provisions not expressly modified by this rider remain in full force and effect.

Protected Lifetime Income Benefit — Subject to the terms and conditions of this rider, beginning on the Benefit Election Date and continuing on each Contract Anniversary thereafter during the lifetime of a Covered Person, you may take aggregate annual withdrawals from the Contract that do not exceed the Annual Withdrawal Amount regardless of the Contract Value at that time.

DEFINITIONS

Annual Withdrawal Amount:  The maximum amount that may be withdrawn from the Contract each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Benefit Base:  The amount determined according to the terms of this rider and used to calculate the Annual Withdrawal Amount and the monthly fee.  The Benefit Base may not exceed the Maximum Benefit Base shown on the Rider Schedule.

Benefit Election Date:  The date as of which we first calculate the Annual Withdrawal Amount and the date on which guaranteed withdrawals may begin.

Benefit Period:  The period of time between the Benefit Election Date and the earlier of the Annuity Date or the rider termination date.

Covered Person:  The person or persons upon whose lives the benefits of this rider are based.  There may not be more than two Covered Persons.  On and after the Benefit Election Date, the Covered Person (or one of the two Covered Persons) must be named as the Annuitant.

BENEFIT COST AND FEES

Benefit Cost — On the Rider Effective Date, the Annual Benefit Cost (“Benefit Cost”) as a percentage of the Benefit Base is shown in the Rider Schedule.  We have the right to change the Benefit Cost at any time after the first fee calculation date based primarily on our actual cost of providing the Benefit.  Any such change will apply on a nondiscriminatory basis to all contracts of the same actuarial class.  A ‘fee calculation date’ is the Valuation Period that includes the same day of the month as the Contract’s Issue Date, or the last Valuation Period of the month if that date does not occur during the month.  The Benefit Cost as a percentage of the Benefit Base will never exceed the Maximum Annual Benefit Cost shown on the Rider Schedule.  We will notify you of the new Benefit Cost in writing at the address contained in our records not less than 30 days prior to the date on which the new Benefit Cost becomes effective.

You may avoid changes in the Benefit Cost.  We must receive your instructions declining the change before the Valuation Period during which the new Benefit Cost becomes effective.  However, if you decline a Benefit Cost change, each quarterly value that follows will equal $0, which may also limit future annual Benefit Base increases based on the Roll-Up Value.

Monthly Fee — Beginning on the first fee calculation date following the Rider Effective Date and continuing monthly until the Benefit terminates, we will calculate the fee for this rider and deduct that amount from the Contract Value.

We calculate the monthly fee in arrears by multiplying the monthly equivalent of the Benefit Cost by the Benefit Base as of the fee calculation date, using the formula below:

Monthly Fee = [1 – (1 – Benefit Cost)1/12]  x  Benefit Base as of the calculation date.

Deducting the Monthly Fee — We deduct the monthly fee as of the Valuation Period immediately following the Valuation Period during which it was calculated.  The monthly fee is deducted from the Investment Options in the same proportion that the value of each bears to the total Contract Value on that date.  Deduction of the monthly fee will not reduce the Benefit Base or the Annual Withdrawal Amount.

THE BENEFIT BASE

The Benefit Base is used for calculation purposes only and does not represent accessible Contract Value.  The Benefit Base cannot be withdrawn in a lump sum and is not payable as a death benefit.

Determining the Benefit Base —The initial Benefit Base is equal to the Contract Value on the Rider Effective Date. Thereafter, we increase the Benefit Base dollar-for-dollar for Purchase Payments credited to the Contract before the 2nd anniversary of the Rider Effective Date and before the Benefit Election Date.  We reduce the Benefit Base pro-rata for each withdrawal before the Benefit Election Date.  The pro-rata reduction for each withdrawal is the amount that reduces the Benefit Base in the same proportion that the amount deducted from the Contract Value to satisfy the withdrawal request reduced the Contract Value as of the Valuation Period during which the withdrawal was deducted.

SecurePay FX — On each Contract Anniversary after the Rider Effective Date, we compare the Benefit Base to the Highest Quarterly Value and the Roll-Up Value, if one is calculated. The greatest of these will become the new Benefit Base as of that Contract Anniversary.  If the new Benefit Base equals the Highest Quarterly Value, that Contract Anniversary is called a ‘reset date’.

Quarterly Value and Highest Quarterly Value.  On each quarterly anniversary after the Rider Effective Date we calculate a quarterly value.  The ‘quarterly value’ is equal to the Contract Value as of that quarterly anniversary minus Purchase Payments credited to the Contract on or after the 2nd anniversary of the Rider Effective Date.  However, if you have declined a Benefit Cost change, each quarterly value that follows will be deemed to be $0.

The ‘quarterly anniversary’ is based on the Contract’s Issue Date and is the same day of the month in three-month intervals.  If any quarterly anniversary is not a Valuation Date we will calculate the quarterly value as of the next Valuation Period.  If, however, a quarterly anniversary date does not occur during a month, we will calculate that quarterly value as of the prior Valuation Period.

The Highest Quarterly Value is the largest quarterly value since the later of the Rider Effective Date or the prior Contract Anniversary, reduced pro rata for withdrawals made since the quarterly anniversary on which the Highest Quarterly Value occurred.  The pro-rata reduction for each withdrawal is the amount that reduces the Highest Quarterly Value in the same proportion that the amount deducted from the Contract Value to satisfy the withdrawal request reduced the Contract Value as of the Valuation Period during which the withdrawal was deducted.

Roll-Up Value.  We calculate a Roll-Up Value only on Contract Anniversaries that occur during a ‘roll-up period’, as described in the next provision.  The Roll-Up Value is equal to:

1)             the Benefit Base as of the Valuation Period immediately before the Contract Anniversary; plus

2)             the roll-up amount applicable to that Contract Anniversary.

Generally, the ‘roll-up amount’ is equal to the Benefit Base on the later of the Rider Effective Date or the prior Contract Anniversary reduced pro rata (as described in the ‘Determining the Benefit Base’ provision) for withdrawals made since that date, multiplied by the Roll-Up Percentage shown on the Rider Schedule.  However, the roll-up amount on the 1st Contract Anniversary is equal to the sum of all Purchase Payments credited to the Contract within 120 days of the Contract’s Issue Date, reduced pro rata for withdrawals made since the Contract’s Issue Date, multiplied by the Roll-Up Percentage.

Roll-Up Period.  The first roll-up period starts on the Rider Effective Date and ends on the first reset date, if any, or the 10th Contract Anniversary after the Rider Effective Date if no reset date occurs before then.  (No reset dates can occur after you decline a Benefit Cost change because each quarterly value thereafter will be $0.)  One or more subsequent roll-up periods may occur, but only as described below:

1)             If a roll-up period ends because a reset date occurred, a subsequent roll-up period will start immediately.

2)             If a roll-up period ends on the 10th Contract Anniversary after it started, and if that Contract Anniversary is a reset date, a subsequent roll-up period will start immediately.  If that Contract Anniversary is not a reset date, no subsequent roll-up period will start until the next reset date, if any.

3)             A subsequent roll-up period ends on the next reset date, if any, or the 10th Contract Anniversary after the subsequent roll-up period started if no reset date occurs before then.

No roll-up period can extend beyond the earlier of:  1) the 20th Contract Anniversary after the Rider Effective Date; or 2) the Benefit Election Date.  A roll-up period ends if this rider terminates.

THE BENEFIT PERIOD

Establishing the Benefit Election Date — You must establish the Benefit Election Date to start the Benefit Period and access the guaranteed withdrawals provided by this rider.  To establish the Benefit Election Date, you must notify us that you are doing so, instruct us to calculate the initial Annual Withdrawal Amount based on either one or two lives and (if we request it) provide proof of Age for the Covered Person(s).  You must also change the Annuitant (if necessary) so that she or he is a Covered Person.  The Benefit Election Date may not be earlier than the date on which the Covered Person (or the younger of the two Covered Persons) attains age 59½, nor later than the Annuity Date.

Since additional Purchase Payments are not accepted on or after the Benefit Election Date, any Automatic Purchase Plan in effect on the Benefit Election Date will be terminated as of that date.

Automatic Withdrawals established prior to the Benefit Period terminate as of the Benefit Election Date.

Individuals Eligible to be Named as a Covered Person — A Covered Person must be a living person who, on the Benefit Election Date, is either:

1)             an Owner of the Contract (or the Annuitant, if the sole Owner is not an individual); or

2)             the spouse of the sole Owner of the Contract (or the Annuitant’s spouse, if the sole Owner is not an individual), but only if the spouse is the sole Primary Beneficiary.

If there is one Owner, then the Owner (Annuitant) is the sole Covered Person if she or he either is not married, or is married but the spouse is not the sole Primary Beneficiary.

If there is one Owner and the sole Primary Beneficiary is the Owner’s (Annuitant’s) spouse, then:

1)             the Owner (Annuitant) is the Covered Person if the Annual Withdrawal Amount is based on one life.

2)             both spouses are Covered Persons if the Annual Withdrawal Amount is based on two lives.

If there are two Owners and they are married to each other, then:

1)             the older of the two is the Covered Person if the Annual Withdrawal Amount is based on one life.

2)             both spouses are Covered Persons if the Annual Withdrawal Amount is based on two lives.

If there are two Owners and they are not married to each other, the older of the two is the sole Covered Person.

For the purposes of this rider, the terms “married” and “spouse” include bona fide domestic partners or civil union partners in states that afford legal recognition to domestic partnerships or civil unions.

Calculating the Annual Withdrawal Amount — The Annual Withdrawal Amount is equal to the Benefit Base as of the date the Annual Withdrawal Amount is being calculated, multiplied by the applicable withdrawal percentage from the Withdrawal Percentages Table shown on the Rider Schedule.  The withdrawal percentage is based on the number and Age(s) of the Covered Person(s) on the Benefit Election Date.

The initial Annual Withdrawal Amount is calculated as of the Benefit Election Date.  Thereafter, we re-calculate the Annual Withdrawal Amount only on Contract Anniversaries and only if the Benefit Base changed since the Annual Withdrawal Amount was last calculated.

Accessing the Annual Withdrawal Amount — During the Benefit Period, you may request withdrawals individually or instruct us to send you specific amounts periodically.  Your request must include all the information necessary for us to remit the requested amounts.  This includes (if we request it) proof that the Covered Person(s) is (are) alive on the withdrawal date.

Withdrawals made during the Benefit Period reduce the Contract Value and the death benefit in the same manner as withdrawals made prior to the Benefit Election Date.  We do not assess applicable surrender charges, if any, on aggregate withdrawals during a Contract Year that do not exceed the Annual Withdrawal Amount.  However, withdrawals count against any free withdrawal amounts that would otherwise be available.

The Annual Withdrawal Amount is not cumulative.  You may take the entire Annual Withdrawal Amount each Contract Year, but if you do not, the remaining portion does not carry forward.  During the Benefit Period, aggregate withdrawals in any Contract Year that do not exceed the Annual Withdrawal Amount do not reduce the Benefit Base.

Excess Withdrawals — During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an excess withdrawal.  We will not recalculate the Annual Withdrawal Amount until the next Contract Anniversary, so any subsequent withdrawal taken that Contract Year is also an excess withdrawal.  We assess applicable surrender charges, if any, on excess withdrawals.  If any portion of any requested withdrawal would be an excess withdrawal, we will not process the request until you have been notified of the excess amount and we provide you the opportunity to reduce or cancel the request.

Each excess withdrawal results in an immediate reduction of the Benefit Base.  If, immediately after the excess withdrawal, the Contract Value minus any non-excess portion of the withdrawal is greater than the Benefit Base, we reduce the Benefit Base by the amount of the excess withdrawal including applicable surrender charges, if any. Otherwise, we reduce the Benefit Base by the same proportion that the excess withdrawal including applicable surrender charges, if any, reduced the Contract Value as of the Valuation Period during which the excess withdrawal request was processed.

Because the Benefit Base is used to calculate Annual Withdrawal Amounts, reduction of the Benefit Base due to excess withdrawals could reduce future Annual Withdrawal Amounts by more than the dollar amount of the excess withdrawals.

If you have instructed us to send you all or a portion of the Annual Withdrawal Amount periodically in specific amounts, an excess or unscheduled withdrawal automatically terminates those periodic withdrawals.  If any Contract Value remains after the excess withdrawal, you may instruct us to resume sending periodic withdrawals to you beginning on the next Contract Anniversary based on the recalculated Annual Withdrawal Amount.

Reduction of the Contract Value to $0 After the Benefit Election Date — If an excess withdrawal including applicable surrender charges, if any, reduces the Contract Value to $0, the Contract will terminate as of that date.  If after the Benefit Election Date, a non-excess withdrawal, negative investment performance, and/or deduction of any charges or fees reduces the Contract Value to $0, we will pay the Benefit under your SecurePay FX rider as follows: 1) we will pay the remaining Annual Withdrawal Amount not yet withdrawn in the current Contract Year, if any, in a lump sum; and 2) we will establish the Annuity Date on the next Contract Anniversary and will begin monthly fixed annuity income payments for the life of the (last surviving) Covered Person in an amount equal to the Annual Withdrawal Amount as of the Annuity Date divided by 12, less an adjustment for any applicable premium tax.  On and after the date the Contract Value is reduced to $0, no death benefit is payable, no other Annuity Options are available, and the Annual Withdrawal Amount will not change.

Required Minimum Distributions — Withdrawals in excess of the Annual Withdrawal Amount are permitted to satisfy required minimum distributions (RMD) under Internal Revenue Code Section 401(a)(9) as they apply to amounts attributable to the Contract.  These withdrawals will not be treated as excess withdrawals under this rider provided:

1)             you notify us in writing at the time you request the withdrawal that it is intended to satisfy RMD requirements; and,

2)             we calculate the RMD amount based solely on the applicable end-of-year value of this Contract.

The timing and amount of the non-excess RMD withdrawal we permit from this Contract may be more restrictive than allowed under IRS rules, and may not satisfy the annual RMD requirements for all of the tax-qualified contracts you own.

Death or Divorce of a Covered Person After the Benefit Election Date — If the Annual Withdrawal Amount is based on the life of one Covered Person, this rider terminates upon the Covered Person’s death.  If the Annual Withdrawal Amount is based on the lives of two Covered Persons and they divorce or one of them dies, the Annual Withdrawal Amount will continue to be calculated as if no divorce or death had occurred, and this rider terminates upon the death of the last surviving Covered Person.

Spousal Continuation After the Benefit Election Date — The surviving spouse of a sole Covered Person who, pursuant to the Contract’s ‘Payment of the Death Benefit’ provision, continues the Contract and becomes the new sole Owner may also purchase a new SecurePay FX rider at that time, if we are offering one.  The surviving spouse must meet the Rider Purchase Age Limits in effect on the date the new rider is purchased.  Only the surviving spouse is eligible to be a Covered Person under the new rider, and the rider will terminate upon the death of that Covered Person.

Establishing the Benefit Election Date on the Maximum Annuity Date — If this rider is in force on the Maximum Annuity Date and you have not previously established the Benefit Election Date, it will be established for you, as follows:

1)             the Benefit Election Date, and the calculation date for the Annual Withdrawal Amount, will be the Maximum Annuity Date; and

2)             the Annual Withdrawal Amount will be calculated based on one Covered Person’s life:  either the sole person eligible to be a Covered Person, or the older person if two people are eligible to be Covered Persons.  That Covered Person will become the sole Annuitant as of the Maximum Annuity Date, if she or he was not already so named.  The withdrawal percentage used in the calculation will be the percentage associated with that Covered Person’s Age on the Maximum Annuity Date.

This provision does not apply if you established the Benefit Election Date prior to the Maximum Annuity Date.

Additional Annuity Option as of the Maximum Annuity Date — If this rider is in force on the Maximum Annuity Date, in addition to the other Annuity Options available to you under the Contract, you may select the “Annual Withdrawal Amount” Annuity Option that will pay monthly payments for the life of the (last surviving) Covered Person equal to the Annual Withdrawal Amount as of the Maximum Annuity Date divided by 12, less an adjustment for any applicable premium tax.  This “Annual Withdrawal Amount” Annuity Option is available whether or not the Contract Value applied to the option is sufficient to support the payments.

If you have not selected an Annuity Option, we will start sending monthly fixed annuity income payments one month after the Maximum Annuity Date.  Payments will be an amount equal to the greater of:

1)             the Annual Withdrawal Amount as of the Maximum Annuity Date divided by 12, less an adjustment for any applicable premium tax.  If this is the monthly payment amount, it will be paid for the life of the (last surviving) Covered Person.

2)             the results of applying the Contract Value as of the Valuation Period that includes the Maximum Annuity Date plus any applicable Annuity Option bonus, less any applicable premium tax, to Annuity Option B with a monthly payment mode and a 10-year Certain Period based on the life (lives) of the Covered Person(s).  If this is the monthly payment amount, it will be paid for the life of the (last surviving) Covered Person, or for 10 years, whichever is longer.

If you have selected an Annuity Option, we will distribute the entire interest in the Contract according to the Annuity Option you have selected.

Annuity Date Prior to the Maximum Annuity Date — If you select an Annuity Date that occurs before the Maximum Annuity Date, the Contract Value as of the Valuation Period that includes the Annuity Date, less any applicable premium tax, may be taken in a lump sum, or that amount may be applied as described in the Contract’s ‘ANNUITY INCOME PAYMENTS’ section.  The “Annual Withdrawal Amount” Annuity Option, described in the provision above, is not available.

GENERAL PROVISIONS

Restrictions on Allocation, Transfer and Surrender of Contract Value — While this rider is in force, your Contract allocation is restricted by the Allocation by Investment Category (“AIC”) guidelines.

Allocation by Investment Category.  The AIC guidelines divide the Investment Options into categories and specify the range of percentages that must be allocated to each category.  Within each category, you select the Investment Options and amounts allocated to them, provided the total percentage in each category is not less than the minimum required, nor more than the maximum permitted.  The AIC guideline categories and percentage ranges on the Rider Effective Date are shown on the Rider Schedule.  Investment Options in each category as of the Rider Effective Date are shown in the Investment Options Category Table at the end of this rider.

We may change the AIC guidelines from time to time by notifying you in writing at the address contained in our records.  If we do change the AIC guidelines, we will not require you to re-allocate your Contract Value.  We will continue to apply Purchase Payments you remit without allocation instructions, and process automatic transfers that facilitate dollar cost averaging, according to the Contract allocation established before the AIC guidelines changed.

However, allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value among the Investment Options change the Contract allocation as of the Valuation Period during which we receive the instruction, and must meet the AIC guidelines in effect at that time.  Anytime the Contract allocation changes, we re-allocate the Contract Value according to the new Contract allocation.  Purchase Payments applied to the Contract, and transfers that facilitate dollar cost averaging after that date, will be made according to that Contract allocation until you send a subsequent instruction that changes the Contract allocation and that satisfies the AIC guidelines then in effect.

In addition to the re-allocation of Contract Value that occurs each time the Contract allocation is changed, we rebalance the Variable Account Value to the current Contract allocation semi-annually based on the Rider Effective Date, unless you instruct us to rebalance quarterly or annually.

Amounts deducted from the Contract Value to satisfy a withdrawal request are deducted from the Investment Options in the same proportion that the value of each bears to the total Contract Value on that date.

Reports — While this rider is in effect, the statements we provide under the Contract’s ‘Reports’ provision will include information for the statement period regarding the Benefit Cost, the Benefit Base, and (during the Benefit Period) the available Annual Withdrawal Amount.  Prior to the Benefit Election Date, you may contact the Company at any time for information about the Annual Withdrawal Amount based on specified assumptions regarding the number and age(s) of the Covered Person(s), the Benefit Election Date, and the Benefit Base.

Termination — This rider, every benefit it provides, and deduction of the monthly fee terminate as of the Valuation Period during which any of the following first occur.

1)             We receive your instruction to:

a)             allocate any purchase payment; or

b)             dollar cost average; or

c)              transfer any Contract Value; or

d)             deduct any withdrawal;

in a manner inconsistent with the AIC guidelines or the provisions of this rider.

2)             We receive your instruction to stop Portfolio Rebalancing.

3)             We receive your instruction to terminate this rider more than 10 years after its Rider Effective Date.

4)             We receive your instruction to add, remove, or change a Covered Person after the Benefit Election Date.

5)             We receive your instruction to change the Annuitant to someone other than a Covered Person after the Benefit Election Date.

6)             The (last surviving) Covered Person dies.

7)             The Contract Value is applied to an Annuity Option.

8)             The Contract to which this rider is attached is surrendered or otherwise terminated.

We will notify you in writing that the rider has terminated and identify the cause.

Reinstatement — If this rider terminated as a result of an action described in Items 1, 2, 4, or 5 of the ‘Termination’ provision, you may reinstate it within 30 days unless a Purchase Payment was applied to the Contract since the rider termination date.

We must receive your request for reinstatement along with instructions that correct the action that caused the termination within 30 days of this rider’s termination date.  We will deduct any fees and make any other adjustments that were scheduled during the period of termination so that after the reinstatement, the Contract and this rider will be as though the termination never occurred.

Signed for the Company and made a part of the Contract as of the Rider Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

[ Secretary ]